UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of September 2009
Commission File Number 000-27811

CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
(Exact name of registrant as specified in its charter)
Not Applicable
(Translation of registrant’s name into English)
Republic of Singapore
(Jurisdiction of incorporation or organization of registrant)

60 Woodlands Industrial Park D
Street 2, Singapore 738406
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑               Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐               No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE
EXHIBITS INDEX
EX-99.1 Press release of the Company dated September 7, 2009
EX-99.2 Joint Scheme Announcement dated September 7, 2009

Chartered Semiconductor Manufacturing Ltd. (the “Company”) is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statements on Form F-3 (Registration No. 333-155774); Form S-8 (Registration No. 333-89849); Form S-8 (Registration No. 333-63814); Form S-8 (Registration No. 333-63816); Form S-8 (Registration No. 333-116844) and Form S-8 (Registration No. 333-145081).
Other Events
On September 7, 2009 in Singapore, the Company issued a press release jointly with ATIC International Investment Company LLC (the “Acquiror”) announcing that the Company has entered into an implementation agreement as of the same date (the “Implementation Agreement”) with the Acquiror to effect the proposed acquisition (the “Acquisition”) of the Company by the Acquiror by way of a scheme of arrangement (the “Scheme”) under Section 210 of the Companies Act, Chapter 50 of Singapore. The Acquiror is a special purpose vehicle incorporated in Abu Dhabi and wholly-owned by Advanced Technology Investment Company LLC (“ATIC”). ATIC is a technology investment company wholly-owned by the Government of Abu Dhabi. Concurrently, the respective board of directors of the Company and the Acquiror also issued a joint announcement (the “Joint Scheme Announcement”) to announce the Acquisition.
Copies of the Company’s press release and Joint Scheme Announcement are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively.

Exhibits

99.1	Press release of the Company dated September 7, 2009

99.2	Joint Scheme Announcement dated September 7, 2009

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: September 8, 2009

CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
By:	/s/ George Thomas
Name:	George Thomas
Title:	Senior Vice President and Chief Financial Officer

EXHIBITS INDEX

99.1	Press release of the Company dated September 7, 2009

99.2	Joint Scheme Announcement dated September 7, 2009